UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC File Number: 001-19424
CUSIP Number: 302301106

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D	☐	Form N-SAR

	☐	Form N-CSR
For Period Ended: June 30, 2015

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-F

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

EZCORP, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1901 Capital Parkway
Address of Principal Executive Office (Street and Number)

Austin, Texas 78746
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period:
On July 17, 2015, EZCORP, Inc. ("we" or the "Company") disclosed that:

•
We will restate our previously issued financial statements for fiscal 2014 (including the interim periods within that year) and the first quarter of fiscal 2015 to correct the way we accounted for Grupo Finmart structured assets sales; and

•	We are continuing our quantification and evaluation of other accounting issues in our Grupo Finmart loan portfolio and have not yet determined whether additional reporting periods have been affected.
See our Current Report on Form 8-K dated July 17, 2015. We are delaying the filing of our Quarterly Report on Form 10-Q for the third quarter of fiscal 2015 (ended June 30, 2015) until we have completed the review and analysis of the matters identified above, have determined the impact on our current and historical financial statements and have evaluated the significance of the identified control deficiencies. We expect to file our delinquent Quarterly Reports upon completion of that review (including a review of the results by the Company's current and predecessor independent registered public accounting firms) and after the current independent registered public accounting firm has completed its required quarterly review.
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Thomas H. Welch, Jr.	(512)	314-3400
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes  ☐    No  ☒

The Company has not filed its Quarterly Report on Form 10-Q for the second quarter of fiscal 2015 (ended March 31, 2015).

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? Yes  ☒    No  ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We expect to report the following operating results when we file our Quarterly Report on Form 10-Q for the third quarter of fiscal 2015:

•	U.S. & Canada Segment:

◦
Total revenues of $171.2 million (7% decrease from the prior-year quarter) — The overall decrease in total revenues was mainly due to a $9.2 million decrease in jewelry scrapping sales and a $3.8 million decrease in consumer loan fees and interest, partially offset by a $0.7 million increase in merchandise sales and pawn service charges.

◦
Segment contribution of $13.8 million (49% decrease from prior-year quarter) — This decrease was primarily due to an $11.0 million reduction in net revenues driven by decreases in merchandise sales gross profit, jewelry scrapping sales gross profit and consumer loan net revenue, combined with a $2.3 million increase in segment expenses.

•	Other International Segment:

◦
Segment contribution of $1.8 million (14% decrease from prior-year quarter) — This decrease was due to a decrease in the net income of our unconsolidated affiliate, Cash Converters International Limited.

•
Corporate expenses of $18.5 million (1% decrease from prior-year quarter) — This decrease was primarily due to a decrease in administrative expense and an increase in other income, partially offset by an increase in interest expense.

Due to the matters described in Part III above, we are unable at this time to estimate the results of our Latin America segment, which includes Grupo Finmart, and therefore, are also unable to estimate consolidated results of operations or cash flows.
On July 29, 2015, we filed a Current Report on Form 8-K disclosing selected information about the third quarter of fiscal 2015 to the extent it is unaffected by the Grupo Finmart review described in Part III above.

EZCORP, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 11, 2015	By:	/s/ Thomas H. Welch, Jr.
Thomas H. Welch, Jr.
Senior Vice President and General Counsel